SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35753; File No. 812-15880

FPLF Management LLC and Fortress Private Lending Fund

September 22, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a)(2), 18(c), 18(i), and 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: FPLF Management LLC and Fortress Private Lending Fund.

Filing Date: The application was filed on August 19, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on October 17, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Brooks, Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, New York 10105, with copies to Nicole M. Runyan, P.C. and Kim E. Kaufman, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, nicole.runyan@kirkland.com and kim.kaufman@kirkland.com.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated August 19, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.